FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2016

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

September 30, 2016

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2016 of Videotron Ltd.

QUARTERLY REPORT

2016 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine-month Period

January 1, 2016 – September 30, 2016

November 9, 2016

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2016 and 2015

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet services and telephony services provider in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.6 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business Solutions is a premier full-service telecommunications provider serving small and medium-sized and large-sized businesses, as well as telecommunications carriers. Products and services for small and medium-sized businesses are supported by extensive coaxial, fiberoptic and LTE wireless networks.

Videotron’s primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services, Club illico over-the-top video services (“Club illico”) and business solutions services.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2016 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion and Analysis should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2015 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

HIGHLIGHTS SINCE JUNE 30, 2016

•	During the third quarter of 2016, revenues grew by 5.3%, adjusted operating income grew by 3.6% and ARPU grew by 7.0%, all compared to the third quarter of 2015.

•

As of September 30, 2016, 867,700 lines were activated on our mobile telephony service, an increase of 38,800 (4.7%) in the quarter and a year-over-year increase of 125,200 (16.9%). Furthermore, wireless ARPU grew by $3.53 (7.2%) year-over-year.

•

On September 13, 2016, 4Degrees Colocation inc (“4Degrees”), a subsidiary of Videotron, officially opened its new data center in Montreal. Designed and built specifically for the purpose of data hosting, the new data center meets the highest international standards.

•

On July 16, 2016, Videotron announced that customers who have a Desjardins Visa card can use their mobile phones to make mobile payments, quickly and securely, at any store equipped with a contactless payment terminal. This new solution for Desjardins customers complements the existing selection of mobile payment options supported by Videotron.

•

On September 20 2016, Videotron, Ericsson, École de technologie supérieure and Quartier de l’innovation announced the creation of Canada’s first open-air smart living laboratory. For Videotron, this laboratory will be another tool for identifying the applications and services that can best improve and simplify consumers’ daily lives, and those that can create the most value for businesses.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income and adjusted operating income margin are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other

MANAGEMENT DISCUSSION AND ANALYSIS

companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, loss on debt refinancing, restructuring of operations, gain on litigation and other items and income taxes. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Adjusted Operating Income Margin

The Corporation defines adjusted operating income margin as the adjusted operating income expressed as a percentage of revenues under IFRS. Our definition of adjusted operating income margin may not be the same as similarly titled measures reported by other companies.

KEY PERFORMANCE INDICATOR

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony and Club illico revenues per average basic cable customer. ARPU is not a measurement that is calculated in accordance with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony and Club illico revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 1 below presents a reconciliation of adjusted operating income to net income as disclosed in our condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Adjusted operating income	$362.9	$350.2	$1,083.3	$1,034.3
Depreciation and amortization	(148.1)	(150.5)	(444.3)	(467.0)
Financial expenses	(41.3)	(38.9)	(120.5)	(124.4)
(Loss) gain on valuation and translation of financial instruments	(0.6)	2.3	(0.5)	3.3
Loss on debt refinancing	–	–	–	(12.2)
Restructuring of operations, gain on litigation and other items	(2.7)	136.9	(11.3)	133.3
Income tax expense	(28.6)	(67.0)	(87.9)	(98.0)
Net income	$141.6	$233.0	$418.8	$469.3

Analysis of Consolidated Results of Videotron

2016/2015 Third Quarter Comparison

Customer statistics

Revenue-generating units – As of September 30, 2016, the total number of revenue-generating units (“RGU”) stood at 5,703,100, an increase of 54,700 (1.0%) in the third quarter of 2016, compared with an increase of 85,800 (1.6%) in the same period last year. RGUs increased by 97,200 (1.7%) over the last twelve months.

Mobile telephony services – As of September 30, 2016, 867,700 lines were activated on our mobile telephony network, an increase of 38,800 (4.7%) in the quarter, compared with an increase of 39,600 (5.6%) in the same quarter of 2015. Mobile telephony lines increased by 125,200 (16.9%) over the last twelve months.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,596,100 as at the end of the third quarter of 2016, an increase of 24,400 (1.6%) in the quarter, compared with an increase of 20,400 (1.3%) in the same quarter of 2015. Cable Internet access customers increased by 36,600 (2.3%) over the last twelve months. As of September 30, 2016, the household penetration rate (number of subscribers as a proportion of the 2,833,000 total homes passed) for our cable Internet access services was 56.3%, compared with 55.7% as of September 30, 2015.

Cable television services – Our combined customer base for cable television services decreased by 1,800 (0.1%) in the third quarter of 2016, compared with a decrease of 1,700 (0.1%) in the third quarter of 2015 and a year-over-year decrease of 50,200 (2.9%). As of September 30, 2016, our cable network household penetration rate was 59.9%, compared with 62.4% a year earlier.

MANAGEMENT DISCUSSION AND ANALYSIS

•

The number of subscribers to illico Digital TV stood at 1,570,800 as at the end of the third quarter of 2016, an increase of 11,000 (0.7%) during the period, compared with an increase of 11,800 (0.8%) in the third quarter of 2015. Illico Digital TV subscribers increased by 6,200 (0.4%) over the last twelve months. As of September 30, 2016, 92.6% of our cable television customers were subscribers to our illico Digital TV services, compared with 89.6% as of September 30, 2015. Our illico Digital TV household penetration rate was 55.4% as of September 30, 2016, compared with 55.9% as of September 30, 2015.

•

The customer base for analog cable television services decreased by 12,800 (9.3%) in the third quarter of 2016, compared with a decrease of 13,500 (6.9%) in the third quarter of 2015. Analog cable television subscribers decreased by 56,400 (31.1%) over the last twelve months, partially as a result of customer migration to illico Digital TV.

Cable telephony services – The number of cable telephony lines stood at 1,265,100 as at the end of the third quarter of 2016, a decrease of 18,900 (1.5%) in the quarter, compared with a decrease of 8,200 (0.6%) in the same quarter of 2015. Cable telephony lines decreased by 64,400 (4.8%) over the last twelve months. As of September 30, 2016, our cable telephony service household penetration rate was 44.7%, compared with 47.5% as of September 30, 2015.

Club illico – The number of subscribers to Club illico stood at 278,500 as at the end of the third quarter of 2016, an increase of 12,200 (4.6%) in the quarter, compared with an increase of 35,700 (18.5%) in the third quarter of 2015. Club illico customers increased by 50,000 (21.9%) over the last twelve months.

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	Sept 16	June 16	Mar. 16	Dec 15	Sept 15	June 15	Mar. 15	Dec 14
Mobile telephony[1]	867.7	828.9	795.7	768.6	742.5	702.9	662.1	632.8
Cable Internet	1,596.1	1,571.7	1,578.1	1,568.2	1,559.5	1,539.1	1,543.1	1,537.5
Cable television:
Analog	124.9	137.7	153.1	166.3	181.3	194.8	215.1	228.7
Digital	1,570.8	1,559.8	1,568.9	1,570.6	1,564.6	1,552.8	1,555.5	1,553.6
	1,695.7	1,697.5	1,722.0	1,736.9	1,745.9	1,747.6	1,770.6	1,782.3
Cable telephony[1]	1,265.1	1,284.0	1,304.3	1,316.3	1,329.5	1,337.7	1,344.6	1,349.0
Club illico	278.5	266.3	265.2	257.5	228.5	192.8	186.8	177.7

Revenue-generating units (RGUs)	5,703.1	5,648.4	5,665.3	5,647.5	5,605.9	5,520.1	5,507.2	5,479.3
[1]	In thousands of lines

Revenues: $791.9 million, an increase of $39.9 million (5.3%) compared with the third quarter of 2015.

Revenues from mobile telephony services increased by $27.7 million (25.9%) to $134.1 million, essentially due to customer growth and higher revenue per activated line.

Revenues from Internet access services increased by $14.3 million (6.2%) to $245.7 million. The favourable variance was mainly due to certain rate increases, subscriber plans mix, higher revenues from leasing of Wi-Fi routers, increased usage and subscriber growth.

Combined revenues from cable television services decreased by $7.5 million (2.9%) to $252.7 million. This decrease was primarily due to the net customer base erosion, higher discounts and lower video-on-demand orders, however partially offset by rate increases on some packages and higher revenues from the leasing of digital set-top boxes.

Revenues from cable telephony services decreased by $7.5 million (6.6%) to $105.9 million, mainly due to the net customer base erosion and lower revenues per line due to higher discounts.

Revenues from Club illico increased by $1.9 million (32.2%) to $7.8 million, essentially due to customer growth.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues from business solutions increased by $10.6 million (59.6%) to $28.4 million mainly due to revenues generated from the acquisition and integration of Fibrenoire Inc. (“Fibrenoire”) and revenues growth from 4Degrees.

Revenues from sales of customer premises equipment increased by $0.8 million (5.6%) to $15.2 million mainly because of increased sales of mobile devices.

Other revenues decreased by $0.5 million (19.2%) to $2.1 million.

Monthly combined ARPU: $146.58 in the third quarter of 2016, compared with $136.94 in the same quarter of 2015, an increase of $9.64 (7.0%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $362.9 million in the third quarter of 2016, an increase of $12.7 million (3.6%) compared to the same quarter of 2015.

•	This increase was primarily due to:

•	net revenue growth.

Partially offset by:

•	increase in losses on sale of mobile devices mitigated by the impact of the favourable variance in our “bring your own device” plans.

Employee costs, expressed as a percentage of revenues: Stable at 11.1% year-over-year.

Purchase of goods and services, expressed as a percentage of revenues: 43.1% in 2016, compared with 42.4% in 2015.

Depreciation and amortization charge: $148.1 million, a decrease of $2.4 million (1.6%) compared with the same quarter of 2015.

Financial expenses (primarily comprised of interest on long-term debt): $41.3 million in the third quarter of 2016, an increase of $2.4 million (6.2%) compared with the same quarter of 2015.

•	The increase was mainly due to:

•	$3.4 million increase in interest on long-term debt, mainly due to higher indebtedness.

Partially offset by:

•	$1.9 million decrease in loss on foreign currency translation of short-term monetary items.

Gain or loss on valuation and translation of financial instruments: Loss of $0.6 million in the third quarter of 2016, compared with a gain of $2.3 million in the same quarter of 2015, an unfavourable variance of $2.9 million mainly due to an unfavourable fluctuation in the fair value of financial instruments under fair value hedging relationships.

Restructuring of operations, gain or loss on litigation and other items: $2.7 million expense recorded in the third quarter of 2016, compared with a gain of $136.9 million in the same quarter of 2015, an unfavourable variance of $139.6 million, mainly due to the gain on litigation of $138.4 million recorded in the third quarter of 2015.

Income tax expense: $28.6 million (effective tax rate of 16.8%) in the third quarter of 2016, compared with $67.0 million (effective tax rate of 22.3%) in the same quarter of 2015.

•	The decrease of $38.4 million was mainly due to:

•	$34.9 million related to a decrease in taxable income;

•	$1.8 million decrease due to changes in tax consolidation arrangements with our parent corporation; and

•	$1.7 million related to other items.

MANAGEMENT DISCUSSION AND ANALYSIS

Net income attributable to shareholder: $141.6 million, a decrease of $91.3 million (39.2%).

•	The decrease was mainly due to:

•	$139.6 million unfavourable variance in restructuring of operations, gain or loss on litigation and other items;

•	$2.9 million unfavourable variance in gain or loss on valuation and translation of financial instruments; and

•	$2.4 million increase in financial expenses.

Partially offset by:

•	$38.4 million decrease in income taxes;

•	$12.7 million increase in adjusted operating income; and

•	$2.4 million decrease in depreciation and amortization charges.

2016/2015 Year-to-date Comparison

Revenues: $2,341.3 million, an increase of $118.1 million (5.3%) compared with the same period of 2015.

Revenues from mobile telephony services increased by $81.2 million (27.8%) to $373.3 million, essentially due to customer growth and higher revenue per activated lines.

Revenues from Internet access services increased by $49.0 million (7.2%) to $730.2 million. The favourable variance was mainly due to certain rate increases, subscriber plans mix, increased usage, higher revenues from leasing of Wi-Fi routers and subscriber growth.

Combined revenues from cable television services decreased by $22.2 million (2.8%) to $768.1 million. This decrease was primarily due to the net customer base erosion, higher discounts and lower video-on-demand revenues, partially offset by rate increases on some packages and higher revenues from the leasing of digital set-top boxes.

Revenues from cable telephony services decreased by $26.5 million (7.6%) to $320.0 million. This decrease was primarily due to lower revenues per line and the net customer base erosion.

Revenues from Club illico increased by $6.2 million (37.3%) to $22.8 million, essentially due to customer growth.

Revenues from business solutions increased by $30.0 million (58.8%) to $81.0 million mainly due to revenues generated from the acquisition and integration of Fibrenoire and 4Degrees.

Revenues from sales of customer premises equipment increased by $1.4 million (3.8%) to $38.5 million mainly because of increased sales of mobile devices.

Other revenues decreased by $0.9 million (10.8%) to $7.4 million.

Monthly combined ARPU: $143.64 for the first nine months of 2016, compared with $134.19 in the same period of 2015, an increase of $9.45 (7.0%).This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $1,083.3 million for the first nine months of 2016, an increase of $49.0 million (4.7%) compared to the same period of 2015.

•	This increase was primarily due to:

•	net revenue growth.

Partially offset by:

•	increase in losses on sale of mobile devices increase in losses on sale of mobile devices mitigated by the impact of the favourable variance in our “bring your own device” plans;

•	increase in operating expenses such as call centre and marketing costs; and

•	increase in sales commission.

MANAGEMENT DISCUSSION AND ANALYSIS

Employee costs, expressed as a percentage of revenues: 12.0% for the first nine months of 2016, compared with 11.9% in the same period of 2015.

Purchase of goods and services, expressed as a percentage of revenues: 41.7% for the first nine months of 2016, compared with 41.5% in the same period of 2015.

Depreciation and amortization charge: $444.3 million in the first nine months of 2016, a decrease of $22.7 million (4.9%) compared with the same period of 2015.

•	The decrease was mainly due to:

•	a change in the assessment of the useful life of our spectrum licences, resulting in the cessation of the amortization of those assets during the second quarter of 2015.

Financial expenses (primarily comprised of interest on long-term debt): $120.5 million in the first nine months of 2016, a decrease of $3.9 million (3.1%) compared with the same period of 2015.

•	The decrease was mainly due to:

•	$6.5 million decrease in loss on foreign currency translation of short-term monetary items.

Partially offset by:

•	$1.9 million unfavourable variance in other interest;

•	$0.5 million unfavourable variance due to changes in tax consolidation arrangements; and

•	$0.4 million increase in interest on defined benefit plans.

Gain or loss on valuation and translation of financial instruments: Loss of $0.5 million in the first nine months of 2016, compared with a $3.3 million gain in the same period of 2015, an unfavourable variance of $3.8 million mainly due to an unfavourable fluctuation in the fair value of financial instruments under fair value hedging relationships.

Restructuring of operations, gain or loss on litigation and other items: $11.3 million expense recorded in the first nine months of 2016, compared with a gain of $133.3 million in the same period of 2015, an unfavourable variance of $144.6 million, mainly due to the gain on litigation of $138.4 million recorded in the third quarter of 2015, and an increase in charges related to various restructuring initiatives.

Income tax expense: $87.9 million (effective tax rate of 17.3%) in the first nine months of 2016, compared with $98.0 million (effective tax rate of 17.3%) in the same period of 2015.

•	The decrease of $10.1 million was mainly due to:

•	$16.3 million related to a decrease in taxable income;

•	$6.5 million decrease due to changes in tax consolidation arrangements with our parent corporation; and

•	$3.4 million related to other items.

Partially offset by:

•	$16.1 million adjustment in the second quarter of 2015 in light of developments in tax audits, jurisprudence and tax legislation.

Net income attributable to shareholder: $418.8 million, a decrease of $50.4 million (10.7%).

•	The decrease was mainly due to:

•	$144.6 million unfavourable variance in restructuring of operations, gain or loss on litigation and other items; and
•	$3.8 million unfavourable variance in gain or loss on valuation and translation of financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

Partially offset by:

•	$49.0 million increase in adjusted operating income;

•	$22.7 million decrease in depreciation and amortization charges;

•	$12.2 million favourable variance in gain or loss on debt refinancing;

•	$10.1 million decrease in income taxes; and

•	$3.9 million decrease in financial expenses.

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating Activities

Third quarter 2016

Cash flows provided by operating activities: $302.9 million in the third quarter of 2016, compared with $298.6 million in the same quarter of 2015, an increase of $4.3 million (1.4%).

•	The increase was mainly due to:

•	$148.8 million favourable variance in non-cash balances related to operations, mainly due to the gain on litigation of $138.4 million recorded in accounts receivable in the third quarter of 2015; and

•	$12.7 million increase in adjusted operating income.

Partially offset by:

•	$139.6 million unfavourable variance in gain or loss on litigation, restructuring of operations and other items, as discussed above; and

•	$15.1 million increase in current income tax expenses.

Year to date

Cash flows provided by operating activities: $871.3 million in the first nine months of 2016, compared with $721.3 million in the same period of 2015, an increase of $150.0 million (20.8%).

•	The increase was mainly due to:

•

$315.0 million favourable variance in non-cash balances related to operations, mainly due to the gain on litigation of $138.4 million recorded in accounts receivable in the third quarter of 2015, a $58.1 million favourable net variation in inventories, and a $108.9 million increase in income taxes payable;

•	$49.0 million increase in adjusted operating income; and

•	$6.3 million favourable variance in cash financial expenses.

Partially offset by:

•	$144.6 million unfavourable variance in gain or loss on litigation, restructuring of operations and other items, as discussed above; and

•	$73.9 million increase in current income tax expenses.

Working capital: Negative $393.4 million as of September 30, 2016 compared with negative $380.9 million as of December 31, 2015.

MANAGEMENT DISCUSSION AND ANALYSIS

Investing Activities

Third quarter 2016

Additions to fixed assets: $152.0 million in the third quarter of 2016, compared with $177.8 million in the same quarter of 2015. The decrease is mainly explained by lower investments on our LTE wireless network.

Additions to intangible assets: $28.7 million in the third quarter of 2016, compared with $22.6 million in the same quarter of 2015. The increase is mainly due to the acquisition of licences related to various IT platforms.

Year to date

Additions to fixed assets: $507.9 million in the first nine months of 2016, compared with $480.9 million in the same period of 2015. The increase is mainly explained by investments in our data centers and our wireless and wireline networks.

Additions to intangible assets: $93.3 million in the first nine months of 2016, compared with $281.1 million in the same period of 2015. Excluding the disbursement of $218.8 million in the first nine months of 2015 for the acquisition of spectrum licences, the increase of $31.0 million is explained by the acquisition of licences related to various IT platforms and LTE wireless capacity.

Business acquisition: In January 2016, the Corporation acquired Fibrenoire, a company that provides fibre-optic connectivity services, for a purchase price of $125.0 million, subject to certain adjustments. The transaction will enable Videotron Business Solutions and Fibrenoire to join forces to continue to meet the growing demand from business customers for fibre-optic connectivity.

In March 2015, the Corporation acquired 4Degrees and its data center for a total consideration of $35.2 million, net of cash acquired. This acquisition will enable the Corporation to meet its business customers’ growing technological and hosting needs.

Net proceeds from business disposal: In the second quarter of 2015, $7.8 million net proceeds from the sale to our parent corporation of the specialized web site reseaucontact.com that occurred in November 2013.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $41.5 million decrease during the first nine months of 2016.

•	Summary of debt decreases during the first nine months of 2016:

•

$101.2 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”; and

•	repayment of $5.4 million of borrowings under our bank credit facility.

•	Summary of debt increases during the same period:

•	$33.0 million increase in drawings under our revolving credit facilities;

•	$20.8 million net change in bank indebtedness; and

•	$9.0 million change in the fair value related to hedged interest rate risk.

MANAGEMENT DISCUSSION AND ANALYSIS

Assets and liabilities related to derivative financial instruments: Net asset of $415.4 million as of September 30, 2016, compared with a net asset of $494.2 million as of December 31, 2015, a $78.8 million unfavourable variance. The variance was mainly due to the unfavourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

In June 2016, the Corporation amended its secured revolving credit facility and unsecured revolving credit facility to extend their maturity to July 2021. Some of the terms and conditions related to these credit facilities were also amended.

Dividends: Net decrease of $381.0 million in common dividends to our parent corporation in the first nine months of 2016 compared with the same period of 2015.

Financial Position as of September 30, 2016

Net available liquid assets: $652.6 million for the Corporation and its wholly owned subsidiaries, consisting of $685.1 million in unused availabilities under credit facilities, less bank indebtedness of $32.5 million.

Consolidated debt (long-term debt plus bank indebtedness): $3,236.9 million as of September 30, 2016, a decrease of $41.5 million compared to December 31, 2015; $78.8 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of September 30, 2016, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending September 30

(in millions of dollars)

2017	$10.7
2018	10.7
2019	–
2020	–
2021	579.7
2022 and thereafter	2,611.4
Total	$3,212.5

The weighted average term of Videotron’s consolidated debt was approximately 6.9 years as of September 30, 2016 (7.6 years as of December 31, 2015). As of September 30, 2016, after taking into account the hedging instruments, the debt consisted of approximately 83.2% fixed-rate debt (84.0% as of December 31, 2015) and 16.8% floating-rate debt (16.0% as of December 31, 2015).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries. Videotron believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). As of September 30, 2016, the Corporation was in compliance with all required financial ratios.

Distributions to our shareholder: We paid $199.0 million in common dividends to our shareholder, Quebecor Media, in the first nine months of 2016, compared with total common dividends of $580.0 million in the same period of 2015. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of September 30, 2016

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between September 30, 2016 and December 31, 2015

(in millions of dollars)

	September 30, 2016	December 31, 2015	Variance	Variance detail
Assets

Accounts receivable	$323.7	$272.6	$51.1	Timing of weekly billing cycles

Amounts receivable from affiliated corporations	73.2	12.3	60.9	Increase in dividends receivable under tax consolidation arrangements

Investments	2,285.0	2,090.0	195.0	Net acquisition of preferred shares of an affiliated corporation for tax consolidation purposes

Fixed assets	3,211.7	3,080.7	131.0	Investments from the acquisition of Fibrenoire, on our data centers and our wireless and wireline networks

Intangible assets	1,103.2	1,071.4	31.8	Development of various IT platforms and acquisition of LTE wireless capacity

Goodwill	542.3	448.9	93.4	Acquisition of Fibrenoire

Derivative financial instruments[1]	415.4	494.2	(78.8)	See “Financing Activities” above

Liabilities

Bank indebtedness	32.5	11.7	20.8	Impact of current variances in activity

Accounts payable and accrued charges	375.9	422.8	(46.9)	Impact of current variances in activity

Amounts payable to affiliated corporations	133.1	62.9	70.2	Increase in interest payable under tax consolidation arrangements

Deferred revenues	315.2	267.3	47.9	Timing of weekly billing cycles

Income taxes payable (receivable)	17.6	(17.9)	35.5	Current income tax expense less installment payments

Long-term debt, including short-term portion	3,204.4	3,266.6	(62.2)	See “Financing Activities” above

Subordinated loan from parent corporation	2,285.0	2,090.0	195.0	Net increase in loans payable to the parent corporation for tax consolidation arrangements

Deferred income taxes	515.2	561.3	(46.1)	Decrease in temporary differences, mainly related to a general partnership
Other liabilities	181.5	104.6	76.9	Increase in defined benefit plan liability due to re-measurement loss

[1]	Long-term assets less long-term liabilities

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of September 30, 2016, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of September 30, 2016

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$375.9	$375.9	$–	$–	$–
Amounts payable to affiliated corporations	133.9	133.9	–	–	–
Bank credit facility	21.4	10.7	10.7	–	–
Revolving credit facilities	279.7	–	–	279.7	–
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	300.0	–
5% Senior Notes due July 15, 2022	1,049.4	–	–	–	1,049.4
5 3/8% Senior Notes due June 15, 2024	787.0	–	–	–	787.0
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	–	–	–	375.0
Interest payments[2]	1,070.8	115.7	308.7	310.8	335.6
Derivative financial instruments[3]	(390.6)	4.6	(20.7)	–	(374.5)
Operating lease commitments	180.6	39.9	63.4	33.2	44.1
Services and capital equipment commitments	303.1	64.1	67.6	50.9	120.5

Total contractual cash obligations	$4,886.2	$744.8	$429.7	$974.6	$2,737.1
[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2016.
[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the third quarter of 2016, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $24.9 million ($24.9 million in the same quarter of 2015), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $1.4 million ($2.4 million in the same quarter of 2015).

During the first nine months of 2016, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $82.6 million ($78.8 million in the same period of 2015), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $4.8 million ($7.0 million in the first nine months of 2015). These transactions were concluded and accounted for at the consideration agreed between parties.

MANAGEMENT DISCUSSION AND ANALYSIS

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the third quarter of 2016, Videotron incurred management fees of $13.2 million ($12.0 million in the third quarter of 2015) with its parent corporation. During the first nine months of 2016, Videotron incurred management fees of $39.7 million ($35.0 million in the first nine months of 2015).

Changes to regulation

On October 6, 2016, the CRTC ordered a significant reduction to existing interim rates for the capacity charge tariff component of wholesale high-speed access service pending approval of final rates. The interim rate reductions took effect immediately. The CRTC will assess the extent to which, if at all, retroactivity will apply when wholesale high-speed access service rates are set on a final basis. On September 20, 2016, the CRTC released a decision addressing the technical implementation of a new, disaggregated wholesale high-speed access service, a service that will provide access to fibre-to-the-home facilities. This decision, while requiring adjustments to Videotron’s proposed disaggregated architecture, is generally consistent with the positions submitted in our filings. Proposed tariffs and supporting cost studies for the new service are to be filed on November 21, 2016. For additional information on risks related to regulation, please refer to the Annual report on Form 20-F under “Item 3. Key Information – B. Risk Factors”.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2016 and December 31, 2015 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	September 30, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,212.5)	$(3,323.2)	$(3,286.1)	$(3,289.6)
Derivative financial instruments
Early settlement options	1.0	1.0	1.0	1.0
Foreign exchange forward contracts[3]	(2.9)	(2.9)	9.3	9.3
Cross-currency interest rate swaps[3]	418.3	418.3	484.9	484.9
[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

The gain or loss on valuation and translation of financial instruments for the three months and nine months ended September 30, 2016 and 2015 is summarized in the following table.

Table 7

Gain or loss on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended June 30		Nine months ended September 30
	2016	2015	2016	2015
Loss (gain) on the ineffective portion of fair value hedge	$0.6	$(2.3)	$0.6	$(3.6)
Gain on embedded derivatives	–	–	(0.1)	(0.1)
Gain on reversal of embedded derivative upon debt redemption	–	–	–	(0.3)
Loss on the ineffective portion of cash flow hedges	–	–	–	0.7
	$0.6	$(2.3)	$0.5	$(3.3)

A loss of $10.5 million was recorded under other comprehensive income in the third quarter of 2016 in relation to cash flow hedging relationships (gain of $44.7 million in the same quarter of 2015). For the nine months ended September 30, 2016, a gain of $11.6 million was recorded (gain of $25.3 million in the corresponding period of 2015).

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•

disruptions to the network through which we provide our digital television, Internet access, telephony services, and Club illico and our ability to protect such services from piracy, unauthorised acces or other security breaches;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30			Nine months ended September 30
	Note	2016	2015	2016	2015
Revenues
Cable television		$252,654	$260,181	$768,052	$790,286
Internet		245,664	231,373	730,191	681,203
Mobile telephony		134,128	106,475	373,295	292,121
Cable telephony		105,946	113,406	320,008	346,518
Over-the-top video		7,780	5,856	22,827	16,637
Business solutions		28,438	17,755	81,005	51,026
Equipment sales		15,171	14,374	38,536	37,113
Other		2,137	2,641	7,401	8,291
		791,918	752,061	2,341,315	2,223,195

Employee costs	2	87,900	83,067	281,478	265,157
Purchase of goods and services	2	341,042	318,692	976,538	923,654
Depreciation and amortization		148,094	150,536	444,338	467,039
Financial expenses	3	41,347	38,923	120,498	124,409
Loss (gain) on valuation and translation of financial instruments	4	574	(2,275)	472	(3,313)
Loss on debt refinancing		–	–	–	12,153
Restructuring of operations, gain on litigation and other items	5	2,721	(136,867)	11,268	(133,252)
Income before income taxes		170,240	299,985	506,723	567,348

Income taxes
Current		40,243	25,145	114,379	40,458
Deferred		(11,652)	41,878	(26,523)	57,563
		28,591	67,023	87,856	98,021

Net income		$141,649	$232,962	$418,867	$469,327
Net income attributable to
Shareholder		$141,642	$232,947	$418,848	$469,290
Non-controlling interests		7	15	19	37

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2016	2015	2016	2015
Net income		$141,649	$232,962	$418,867	$469,327
Other comprehensive (loss) income :
Items that may be reclassified to income :
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments		(10,467)	44,747	11,644	25,318
Deferred income taxes		(628)	(10,744)	8,139	(19,207)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)		1,000	–	(63,000)	–
Deferred income taxes		(269)	–	16,631	–
Reclassification to income:
Gain related to cash flow hedges		–	–	–	(3,914)
Deferred income taxes		–	–	–	1,125
		(10,364)	34,003	(26,586)	3,322
Comprehensive income		$131,285	$266,965	$392,281	$472,649

Comprehensive income attributable to
Shareholder		$131,278	$266,950	$392,262	$472,612
Non-controlling interests		7	15	19	37

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 9)	Retained earnings	Accumulated other comprehensive loss (note 11)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2014	$3,401	$836,684	$(46,989)	$811	$793,907

Net income	–	469,290	–	37	469,327

Issuance of capital stock	170,000	–	–	–	170,000

Reduction in paid-up capital	(41,000)	–	–	–	(41,000)

Other comprehensive income	–	–	3,322	–	3,322

Dividends	–	(580,000)	–	–	(580,000)

Balance as of September 30, 2015	132,401	725,974	(43,667)	848	815,556

Net income	–	116,561	–	15	116,576

Other comprehensive loss	–	–	(33,177)	–	(33,177)

Dividends	–	(85,000)	–	(155)	(85,155)

Balance as of December 31, 2015	132,401	757,535	(76,844)	708	813,800

Net income	–	418,848	–	19	418,867

Other comprehensive loss	–	–	(26,586)	–	(26,586)

Dividends	–	(199,000)	–	(116)	(199,116)

Balance as of September 30, 2016	$132,401	$977,383	$(103,430)	$611	$1,006,965

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30			Nine months ended September 30
	Note	2016	2015	2016	2015
Cash flows related to operating activities
Net income		$141,649	$232,962	$418,867	$469,327
Adjustments for:
Depreciation of fixed assets		129,070	134,156	386,412	404,139
Amortization of intangible assets		19,024	16,380	57,926	62,900
Loss (gain) on valuation and translation of financial instruments	4	574	(2,275)	472	(3,313)
Amortization of financing costs and long-term debt discount	3	1,037	793	2,919	3,019
Deferred income taxes		(11,652)	41,878	(26,523)	57,563
Loss on debt refinancing		–	–	–	12,153
Other		438	762	4,685	3,888
		280,140	424,656	844,758	1,009,676
Net change in non-cash balances related to operating activities		22,728	(126,062)	26,587	(288,416)
Cash flows provided by operating activities		302,868	298,594	871,345	721,260

Cash flows related to investing activities
Additions to fixed assets		(152,024)	(177,811)	(507,858)	(480,947)
Additions to intangible assets		(28,710)	(22,636)	(93,252)	(281,143)
Business acquisition (net of cash acquired)	6	–	–	(118,946)	(35,167)
Net proceeds from business disposal		–	–	–	7,848
Net acquisition of preferred shares of an affiliated corporation	8	–	–	(195,000)	(1,010,000)
Other		1,358	303	2,281	2,240
Cash flows used in investing activities		(179,376)	(200,144)	(912,775)	(1,797,169)

Cash flows related to financing activities
Net change in bank indebtedness		3,028	38,055	20,849	38,055
Net change under revolving credit facility		(96,377)	369,669	32,408	367,716
Issuance of long-term debt, net of financing fees		–	370,130	–	370,130
Issuance of capital stock		–	–	–	170,000
Reduction in paid-up capital		–	(41,000)	–	(41,000)
Repayment of long-term debt		–	(407,724)	(5,357)	(631,726)
Settlement of hedging contracts		–	21,171	(2,323)	32,968
Dividends		(30,000)	(500,000)	(199,000)	(580,000)
Net issuance of a subordinated loan from the parent corporation	8	–	–	195,000	1,010,000
Other		–	–	(116)	–
Cash flows (used in) provided by financing activities		(123,349)	(149,699)	41,461	736,143

Net change in cash and cash equivalents		143	(51,249)	31	(339,766)

Cash and cash equivalents at the beginning of the period		1,662	54,285	1,774	342,802
Cash and cash equivalents at the end of the period		$1,805	$3,036	$1,805	$3,036

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$256	$162	$256	$162
Cash equivalents	1,549	2,874	1,549	2,874
	$1,805	$3,036	$1,805	$3,036

Interest and taxes reflected as operating activities
Cash interest payments	$37,343	$28,811	$114,967	$110,364
Cash income tax payments (net of refunds)	21,265	19,832	76,495	110,993

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	Note	September 30, 2016	December 31, 2015

Assets

Current assets
Cash and cash equivalents		$1,805	$1,774
Accounts receivable		323,673	272,593
Income taxes		–	17,896
Amounts receivable from affiliated corporations		73,236	12,330
Inventories		106,572	114,206
Prepaid expenses		43,527	31,158
Total current assets		548,813	449,957

Non-current assets
Investments	8	2,285,000	2,090,000
Fixed assets	6	3,211,695	3,080,687
Intangible assets	6	1,103,172	1,071,398
Goodwill	6	542,276	448,864
Derivative financial instruments		418,293	494,197
Other assets		18,091	21,456
Total non-current assets		7,578,527	7,206,602
Total assets		$8,127,340	$7,656,559

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	September 30, 2016	December 31, 2015

Liabilities and Equity

Current liabilities
Bank indebtedness		$32,546	$11,698
Accounts payable and accrued charges		375,922	422,769
Amounts payable to affiliated corporations		133,094	62,913
Provisions		57,006	55,564
Deferred revenue		315,226	267,283
Income taxes		17,648	–
Current portion of long-term debt	7	10,714	10,714
Total current liabilities		942,156	830,941

Non-current liabilities
Long-term debt	7	3,193,614	3,255,928
Subordinated loan from parent corporation	8	2,285,000	2,090,000
Derivative financial instruments		2,886	–
Deferred income taxes		515,177	561,318
Other liabilities		181,542	104,572
Total non-current liabilities		6,178,219	6,011,818
Total liabilities		7,120,375	6,842,759

Equity
Capital stock	9	132,401	132,401
Retained earnings		977,383	757,535
Accumulated other comprehensive loss	11	(103,430)	(76,844)
Equity attributable to shareholder		1,006,354	813,092
Non-controlling interest		611	708
Total equity		1,006,965	813,800
Total liabilities and equity		$8,127,340	$7,656,559

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2015 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on November 2, 2016.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Employee costs	$130,686	$125,550	$415,651	$392,026
Less employee costs capitalized to fixed assets and intangible assets	(42,786)	(42,483)	(134,173)	(126,869)
	87,900	83,067	281,478	265,157
Purchase of goods and services
Royalties and rights	106,109	104,760	323,671	324,874
Cost of retail products	87,439	66,649	215,272	172,192
Subcontracting costs	28,870	31,756	84,255	89,945
Marketing and distribution expenses	17,292	14,666	46,686	43,888
Other	101,332	100,861	306,654	292,755
	341,042	318,692	976,538	923,654
	$428,942	$401,759	$1,258,016	$1,188,811

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Third parties:
Interest on long-term debt	$39,097	$35,666	$116,681	$116,731
Amortization of financing costs and long-term debt discount	1,037	793	2,919	3,019
Loss (gain) on foreign currency translation on short-term monetary items	611	2,503	(512)	6,031
Other	324	31	636	(1,285)
	41,069	38,993	119,724	124,496
Affiliated corporations:
Interest expense (net of interest income)	63,095	56,360	181,295	156,829
Dividend income (net of dividend expense)	(63,671)	(57,158)	(183,081)	(159,100)
	(576)	(798)	(1,786)	(2,271)
Interest on net defined benefit liability	854	728	2,560	2,184
	$41,347	$38,923	$120,498	$124,409

4.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Loss (gain) on the ineffective portion of fair value hedges	$600	$(2,250)	$551	$(3,581)
Gain on embedded derivatives	(26)	(25)	(79)	(133)
Gain on reversal of embedded derivatives upon debt redemption	–	–	–	(336)
Loss on the ineffective portion of cash flow hedges	–	–	–	737
	$574	$(2,275)	$472	$(3,313)

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

5.	RESTRUCTURING OF OPERATIONS, GAIN ON LITIGATION AND OTHER ITEMS

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Gain on litigation[1]	$–	$(138,430)	$–	$(138,430)
Restructuring of operations	2,445	1,291	9,872	4,360
Other	276	272	1,396	818
	$2,721	$(136,867)	$11,268	$(133,252)

Gain on litigation

[1]

On March 6, 2015, the Québec Court of Appeal ruled in favour of the Corporation and TVA Group Inc., an affiliated corporation, and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay to the Corporation $135.3 million, including interests, for negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada rejected Bell ExpressVu’s application for leave to appeal the judgment. The related gain of $138.4 million was recorded in the third quarter of 2015.

Restructuring of operations

Restructuring costs in 2016 and 2015 related to various cost reduction initiatives across the organization, mainly labor force downsizing, and the migration of subscribers from analog to digital services.

6.	BUSINESS ACQUISITION

On January 7, 2016, Videotron acquired Fibrenoire inc., a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, Videotron paid an amount of $119.1 million, net of cash acquired of $1.8 million. An amount of $0.2 million was received in the second quarter of 2016 as a post-closing adjustment. The balance payable could be subject to adjustments related to certain conditions. The purchase price allocation was accounted for on a preliminary basis and will be finalized by the end of the year. The assets acquired are mainly comprised of tangible assets of $33.0 million and intangible assets, including goodwill, of $100.0 million. Goodwill arising from this acquisition reflects anticipated synergies and future growth potential.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

7.	LONG-TERM DEBT

Components of long-term debt are as follows:

	September 30, 2016	December 31, 2015
Bank credit facilities	$301,145	$273,515
Senior Notes	2,911,380	3,012,600
Total long-term debt	3,212,525	3,286,115

Change in fair value related to hedged interest rate risk	20,464	11,450
Adjustment related to embedded derivatives	(391)	(312)
Financing fees, net of amortization	(28,270)	(30,611)
	(8,197)	(19,473)
Less: current portion	(10,714)	(10,714)
	$3,193,614	$3,255,928

In June 2016, the Corporation amended its secured revolving credit facility and unsecured revolving credit facility to extend their maturity to July 2021. Some of the terms and conditions related to these credit facilities were also amended.

8.	SUBORDINATED LOAN FROM PARENT CORPORATION

On February 5, 2015, the Corporation contracted a subordinated loan of $1.01 billion from Quebecor Media Inc., bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on February 5, 2045. On the same day, the Corporation invested the total proceeds of $1.01 billion into 1,010,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On February 12, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 430,000 preferred shares, Series B, for a total cash consideration of $430.0 million, and settled cumulative unpaid dividends of $6.9 million. On the same day, the Corporation used the total proceeds of $430.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

On March 1, 2016, the Corporation contracted a subordinated loan of $625.0 million from Quebecor Media Inc., bearing interest at a rate of 11.5%, payable every six months on June 20 and December 20, and maturing on March 1st, 2046. On the same day, the Corporation invested the total proceeds of $625.0 million into 625,000 preferred shares, Series D, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 11.6%, payable semi-annually.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

9.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of September 30, 2016 and December 31, 2015	172,516,829	$132,401

10.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the stock-based compensation plans in which management of the Corporation participates, for the nine-month period ended September 30, 2016:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2015	50,000	$25.49
Granted	–	–
As of September 30, 2016	50,000	$25.49
Vested options as of September 30, 2016	16,666	$25.49

Quebecor Media Inc.
As of December 31, 2015	386,611	$62.34
Exercised	(47,378)	57.18
Forfeited	(6,000)	70.56
As of September 30, 2016	333,233	$62.92
Vested options as of September 30, 2016	76,678	$57.82

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLANS (continued)

For the three-month period ended September 30, 2016, a net consolidated charge related to the stock-based compensation plans was recorded in the amount of $0.9 million (a net charge of $0.8 million in 2015). For the nine-month period ended September 30, 2016, a net consolidated charge related to the stock-based compensation plans was recorded in the amount of $1.7 million (a net charge of $1.2 million in 2015).

During the three-month period ended September 30, 2016, 13,250 of the parent corporation’s stock options were exercised for a cash consideration of $0.2 million (14,250 stock options for $0.2 million in 2015). During the nine-month period ended September 30, 2016, 47,378 of the parent corporation’s stock options were exercised for a cash consideration of $0.6 million (56,350 stock options for $1.2 million in 2015).

Differed share units (“DSU”) and performance share units (“PSU”) plans

On July 13, 2016, the ultimate parent corporation established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans. As of September 30, 2016, 17,108 DSUs and 20,915 PSUs awarded to employees of the Corporation were outstanding under these plans.

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2014	$(17,605)	$(29,384)	$(46,989)
Other comprehensive income	3,322	–	3,322
Balance as of September 30, 2015	(14,283)	(29,384)	(43,667)
Other comprehensive loss	(26,153)	(7,024)	(33,177)
Balance as of December 31, 2015	(40,436)	(36,408)	(76,844)
Other comprehensive income (loss)	19,783	(46,369)	(26,586)
Balance as of September 30, 2016	$(20,653)	$(82,777)	$(103,430)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7  3/4-year period.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2016 and December 31, 2015 are as follows:

	September 30, 2016		December 31, 2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,212,525)	$(3,323,200)	$(3,286,115)	$(3,289,600)
Derivative financial instruments
Early settlement options	1,000	1,000	1,000	1,000
Foreign exchange forward contracts[3]	(2,886)	(2,886)	9,282	9,282
Cross-currency interest rate swaps[3]	418,293	418,293	484,915	484,915

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.

[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Hugues Simard
By:	Hugues Simard Senior Vice President and Chief Financial Officer

Date: November 9, 2016